Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

June 7, 2007 Sandler O’Neill & Partners eBrokerage and Global Exchange Conference 2007 Jamie Parisi, CFO Craig Donohue, CEO

© Chicago Mercantile Exchange Inc. All rights reserved.

Discussion of Forward-Looking Statements
Forward-Looking Statements
This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and
the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements”
provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of the Company’s Annual Report on Form 10-K for the year ended December
31, 2006 and Item 1A of CME’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. Copies of such documents are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.
Statements included in this document relating to the ICE offer reflect the views of CME’s management.
Certain Information Regarding the Tender Offer after Closing of the Transaction
The information in this document describing CME’s planned tender offer following closing of the proposed transaction is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME’s common stock in the tender offer. The tender offer will be made only pursuant to an Offer to Purchase and related materials that CME will distribute to shareholders of the combined company and only if the proposed transaction with CBOT is consummated. Shareholders should read the Offer to Purchase and the related materials carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the proposed transaction with CBOT, shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CME will file with the SEC free of charge at www.sec.gov or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive,
Chicago, Illinois 60606, Attention: Beth Hausoul.
NOTE: Unless otherwise noted, all references to CME volume, open interest and rate per contract information in the text of this document exclude CME’s non-
traditional TRAKRS
SM
products, for which CME receives significantly lower clearing fees of less than one cent per contract on average, as well as CME Auction
Markets™ products and Swapstream
®
products. Unless otherwise noted, all year, quarter and month to date volume is through 6/5/07.

© Chicago Mercantile Exchange Inc. All rights reserved.

CME’s Growth Strategy
•
Globalizing our business
Providing liquidity in all major asset classes
Expanding our customer base worldwide
Deploying our technology globally
•
Being a leading service provider of transaction
processing services
•
Expanding into over-the-counter/spot markets
•
Leading product and technology innovation
CME will be the leading global derivatives company by:

© Chicago Mercantile Exchange Inc. All rights reserved.

CME Globex
®
CME Average Daily Volume
Open Outcry
Privately Negotiated
(contracts in 000’s)
6,118
03 02 01 00 04
917
05 06 07
May07 ADV 6.1M
3
rd
highest month
2H
May
07
1H
May
07
2H
Apr
07
1H
Apr
07
Jun
07
to date
7,846
(contracts in 000’s)
Annual – Long Term Monthly – Short Term
4,537
0
2,000
4,000
6,000
8,000
74%
0
2,000
4,000
6,000
8,000

© Chicago Mercantile Exchange Inc. All rights reserved.

CME Open Interest
Jun. 5,
2007
Jan. 3,
2007
35.7M
Daily Record
56.3M
46.7M
CME Daily Open Interest
(number of contracts outstanding at day’s end)
Mar. 5,
2007
30,000,000
35,000,000
40,000,000
45,000,000
50,000,000
55,000,000
60,000,000

© Chicago Mercantile Exchange Inc. All rights reserved.

Core Business Growth Driver - CME Electronic Options
CME
Total Options ADV
1,344
Open Outcry CME Globex
2003 2004
2005 2006
2006 +46%
3-Yr CAGR:
41%
•
Enhance functionality
RFQ/RFC
Covereds
User-defined spreads
•
Provide pricing/
incentive and market
maker programs
Discounts announced
for May 1 – Dec. 31,
2007
•
Support new bank and
ISV connectivity
•
Sell, educate and train
2007
Potential annual revenue
opportunity from full migration
*250M
Eurodollar Options
Contracts
30¢+/
contract
X = $75M+
*Based upon annualizing current YTD ADV
Growth Strategy
0
500
1,000
1,500
12%

© Chicago Mercantile Exchange Inc. All rights reserved.

Globalizing Our Business
CME Globex live
access from more
than 80 countries
7 European/
Asian hubs
•
Regionally focused
sales, education and
marketing to key targets
•
Broadening relationships
in emerging markets
CME provides access to highly liquid markets across all major asset classes on an industry leading technology platform
•
Interest rates
•
Equities
•
Foreign exchange
•
Agricultural commodities
•
Alternative investments
•
Energy
•
Metals

Chicago Board of Trade

NYMEX
NEW YORK MERCANTILE EXCHANGE

© Chicago Mercantile Exchange Inc. All rights reserved.

•
Future opportunities in
Asia, South America and
possibly Europe
Leading Service Provider in Transaction Processing
•
Treasuries
•
Ags
•
Equities
•
Metals
•
Energy
•
Metals
•
Soft Commodities
Transaction Processing
Customer Benefits
•
Scalable platforms
•
Advanced functionality
•
CME customer service
standards
•
Broad distribution/network
effects
•
Proven integration/ time-to-
market advantages
•
Increased profit potential
through CME scale
advantages
May NYMEX energy and metals volume on CME Globex
averaged a record 702,000 contracts per day;
May CBOT volume up 44 percent sequentially

© Chicago Mercantile Exchange Inc. All rights reserved.

Transaction Processing –
NYMEX on CME Globex
Total Energy ADV
NYMEX on CME Globex vs. ICE
150
300
450
600
OCT
06
DEC
06
FEB
07
569
273
506
448
APR
07
JUN
07
NYMEX Energy
on CME Globex
ICE Futures
(by month; contracts in thousands)
NYMEX on CME Globex leads electronic energy trading

FXMarketSpace™
a Reuters | CME Company

swapstream
a CME Company

© Chicago Mercantile Exchange Inc. All rights reserved.

Significant Opportunities In Larger OTC/Spot Markets
•
OTC Foreign Exchange
•
OTC Interest Rate Swaps
1,880
1,025
498
80
53
Global
FX
OTC
Interest Rates
US
Treasuries
US
Equities
Europe, Middle East
& Africa
Equities
Average Daily Turnover
($ in billions)
Source: BIS 2004 Triennial Survey, SIA, Federal Reserve Bank of New York & World Federation of Exchanges
Celent Report

© Chicago Mercantile Exchange Inc. All rights reserved.

OTC/Spot Market Opportunities
•
Client acquisition and participation on the platform
is continuing to diversify; pipeline is strong
•
Liquidity is building; customers expressing
satisfaction with bid/ask spreads and depth of book
•
Broad geographic reach
Favorable Market Trends
•
Electronic
•
Centralized clearing
•
Algorithmic trading
•
Transparency/anonymity
0
150
300
450
600
Apr-07 May-07
$331
$509
ADV
(notional value in millions, USD)
June ADV
to date
is running
above $1B

© Chicago Mercantile Exchange Inc. All rights reserved.

CME/CBOT Proposed Merger
•
Greater immediate and long term growth
opportunities
OTC opportunities are larger with CME
Greater diversity of revenue
Complementary products increase revenue/growth
synergies
CME and CBOT are operationally superior and can
grow from Day 1
Both companies have proven track records of long-
term growth
•
Greater synergy potential than ICE offer
Cost synergies highly certain and realizable
(at least $150M)
Revenue synergies are larger and we believe are
more realizable (at least $75M)
Best strategic alternative – Most long term value

© Chicago Mercantile Exchange Inc. All rights reserved.

CME/CBOT Proposed Merger
•
Minimal execution risk
Flawlessly integrated CCL in 9 months
Flawlessly integrated NYMEX in 2 months
Already have over seven months of detailed
integration planning for CME/CBOT merger
Accelerated original trading floor and Globex
consolidation dates
Globex – Q1 2008
Trading Floor – Q2 2008
•
Unparalleled benefits for members and customers
Trading floor consolidation/expense reduction
Decreases costs for members/member firms
Increases sustainability of open outcry businesses
Best strategic alternative – Most long term value

© Chicago Mercantile Exchange Inc. All rights reserved.

CME
CBOT
ICE
CBOT
Platform for Diversified Growth
CBOT/CME have much greater presence
across all major asset classes
CBOT/ICE
CBOT/CME
Note:  CME ADV includes NYMEX products on CME Globex and ICE ADV includes ICE futures and NYBOT futures and options on futures
Q1 2007 Combined ADV by Product Line (in 000’s)
0
2,000
4,000
6,000
8,000
8,000
6,000
4,000
2,000
0
Interest
Rates
Equities FX Comm Energy Metals
6,671
2,305
555
724
586
154
3,032
142
15
818
531
65
Comm Energy Metals
Interest
Rates
Equities FX

© Chicago Mercantile Exchange Inc. All rights reserved.

Superior Cross-Selling
• Product complementarities
significantly increase cross
selling opportunities
Significant Revenue Synergies
Greater Product Innovation
• Yield curve products
• Spread products/functionalities
• Strong entry point for credit,
corporate bond and cash
treasury markets
Largest/Most
Scalable Platforms
• Trade matching
• Clearing processing
Broadest Global Presence
• Immediate customer base
growth in 80+ countries
• Immediate product/business
development opportunities
$75M+

© Chicago Mercantile Exchange Inc. All rights reserved.

Summary - Timeline
•
Revised merger agreement in place; amended S-4 filed
•
Substantial Compliance with DOJ process, and review
nearing completion
•
Over the next few weeks, extensive schedule of
meetings with CBOT members, FCMs and institutional
investors
•
CME and CBOT shareholder and CBOT member votes
scheduled for July 9, 2007
•
CME will launch cash tender offer at $560 per share –
providing a floor at that level following close
•
Post-close, in position to integrate quickly and
smoothly, while maintaining focus on growth initiatives
CME/CBOT have made tremendous progress since October
and are nearing completion

June 7, 2007 Questions? Jamie Parisi, CFO Craig Donohue, CEO